EXHIBIT 99.1

North American Construction Group Ltd. Reschedules Fourth Quarter Results and Conference Call due to Impacts of Cyclone Alfred

ACHESON, Alberta, March 10, 2025 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) announced today that due to the unforeseen impacts of Cyclone Alfred in the Queensland region, it is required to reschedule the release of its financial results and conference call for the fourth quarter ended December 31, 2024. The Company intends to release its financial results for the fourth quarter ended December 31, 2024 on Wednesday, March 19, 2025 after markets close. Following the release of its financial results, NACG will hold a conference call and webcast on Thursday, March 20, 2025, at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time).

As disclosed in the previous communication on March 3, 2025, the Company was required to reschedule the release to allow more time to complete the year-end reporting processes within its Heavy Equipment - Australia segment. Incremental verification of parts and supply inventories is necessary due to first-year SOX reporting requirements, all within this segment which was previously a privately held entity and acquired by the Company on October 1, 2023.

Commencing on Wednesday, March 5, 2025, the impacts of Cyclone Alfred in the region have been stormwater flooding, power outages, public service disruption, road closures and restrictions on domestic travel. These unforeseen impacts have substantially increased the time and effort required to travel to and access mine sites in the region to verify certain parts and supply inventories. In addition, key administrative and audit staff were required to shelter in place. For clarity, the cyclone has not impacted routine operations at the mine sites in the region. We expect the impacts to fully subside by Friday, March 14, 2024.

The call can be accessed by dialing:
Toll free: 1-800-717-1738
Conference ID: 71653

A replay will be available through April 20, 2025, by dialing:
Toll Free: 1-888-660-6264
Conference ID: 71653
Playback Passcode: 71653

A slide deck for the webcast will be available for download the evening prior to the call and will be found on the company’s website at www.nacg.ca/presentations/

The live presentation and webcast can be accessed at: North American Construction Group Ltd. Fourth Quarter Results Conference Call and Webcast Registration

A replay will be available until April 20, 2025, using the link provided.

About the Company

North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Australia, Canada and the U.S. For over 70 years, NACG has provided services to the mining, resource and infrastructure construction markets.

For further information, please contact:

Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
Phone: (780) 960-7171
Email: ir@nacg.ca